SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1

                             AMENDMENT NO. 1 TO THE
                             TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                               NTS-PROPERTIES III
                                (Name of Issuer)

                                    ORIG, LLC
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                               September 30, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


 -------------------------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                    TENDER OFFER STATEMENT ON SCHEDULE 14D-1
                                (FINAL AMENDMENT)
                                  INTRODUCTION

         This Amendment No. 1 dated April 13, 1999 supplements and amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on February 3, 1999 (the "Original Statement") by ORIG, LLC, a Kentucky limited liability company, regarding the Offerors' offer to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated September 30, 1998, as amended, and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on March 31, 1999. As of March 31, 1999, a total of 1,160 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,000 Interests and all of the 1,160 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 500 of these Interests on December 31, 1998. The Bidder purchased 229 of these Interests on December 31, 1998 and 431 of these Interests on March 31, 1999. By Press Release dated April 13, 1999, the Offerors announced: (i) that the Offer had terminated as of March 31, 1999, as scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with General Instruction D to Schedule 14D-1, and, in accordance with General Instructions E-F to Schedule 13D-1, is intended to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, by amending the Schedule 13D filed by the Offeror with respect to all Interests acquired by the Bidder pursuant to the Offer.

--------------------------------------------------------------------------------

         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): ORIG, LLC

--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: ORIG, LLC is a Kentucky limited liability company.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  ORIG, LLC beneficially owns 1,233 of the limited partnership interests in the Partnership. (1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  6.1%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):   00
--------------------------------------------------------------------------------



         (1) ORIG, LLC disclaims beneficial ownership of 573 of these Interests, consisting of: (i) 531 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); (ii) 17 Interests owned by J. D. Nichols, individually; (iii) 20 Interests owned by Mr. Nichols' wife, Barbara; and (iv) five Interests owned by the General Partner. Ocean Ridge is a Florida limited liability partnership, of which Mr. Nichols' wife, Barbara, is the sole limited partner and of which BKK Financial, Inc., an Indiana corporation which is wholly-owned by Mr. Nichols' wife and two majority-age daughters ("BKK"), is the general partner. Mr. Nichols is the Chairman of the Board of BKK.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization:J.D. Nichols is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount Beneficially Owned by Each Reporting  Person:
                  J. D. Nichols beneficially owns 1,233 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 6.1%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Nichols disclaims beneficial ownership of 622 of these Interests, consisting of (i) 531 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 20 Interests owned by his wife, Barbara; and (iv) 66, or 10%, of the 660 Interests owned by ORIG.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): Brian F. Lavin
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  Brian F. Lavin beneficially owns 1,233 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  6.1%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Lavin disclaims beneficial ownership of 1,167 of these Interests, consisting of (i) 531 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 17 Interests owned by Mr. Nichols, individually; (iv) 20 Interests owned by Mr. Nichols' wife, Barbara; and (v) 594, or 90%, of the 660 Interests owned by ORIG.

Item 6.  Interest in Securities of the Subject Company.
-------------------------------------------------------

          Reference is hereby made to cover pages 3-5 hereto, which are incorporated herein by reference.

         Except for the purchase of 1,160 Interests for $250 per Interest by the Offerors (729 Interests were purchased as of December 31, 1998 and 431 Interests were purchased as of March 31, 1999) pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty
(40) business days by the Partnership, Mr. Nichols or Mr. Lavin, the Bidder or any other associate or subsidiary of any such person.

Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

         The response to Item 11 of the Schedule 14D-1 is hereby supplemented and amended as follows:

         (a)(8)  Press Release by the Offerors dated April 13, 1999.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 13, 1999                  ORIG, LLC, a Kentucky limited liability
                                         company

                                         By:        /s/ J. D. Nichols
                                                    -----------------
                                                    J.D. Nichols,
                                                    Its:     Managing Member


                                                    J. D. NICHOLS

                                                    /s/ J. D. Nichols
                                                    -----------------
                                                    J.D. Nichols


                                                    BRIAN F. LAVIN

                                                    /s/ Brian F. Lavin
                                                    ------------------
                                                    Brian F. Lavin

                                    EXHIBITS

 Exhibit
 Number                                        Description
 ------                                        -----------
(a)(8)              Press Release by the Offerors dated April 13, 1999

                                                                  Exhibit (a)(8)









               Press Release by the Offerors dated April 13, 1999.

                        NTS-PROPERTIES III AND ORIG, LLC
                      ANNOUNCE EXPIRATION OF TENDER OFFER.


         Louisville, Ky. April 13, 1999. NTS-Properties III and ORIG, LLC announced today that the issuer tender offer for up to 1,000 Limited Partnership Interests in NTS-Properties III which commenced on September 30, 1998, expired on March 31, 1999.

         The final results of the Offer are as follows: As of March 31, 1999, a total of 1,160 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,000 Interests, and all of the 1,160 Interests were accepted by the Offerors. NTS-Properties III repurchased 500 Interests at a price of $250 per Interest pursuant to the Offer on December 31, 1998; ORIG, LLC purchased 229 Interests at a price of $250 per Interest pursuant to the Offer on December 31, 1998 and 431 Interests at a price of $250 per Interest pursuant to the Offer on March 31, 1999. Limited Partners whose Interests were purchased as of December 31, 1998 were granted recision and withdrawal rights through the expiration date of the Offer. None of these Limited Partners exercised such rights.





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